Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

December 2, 2022

Item 3	News Release

The press release attached as Schedule “A” was released on December 2, 2022 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

December 2, 2022

SCHEDULE “A”

DIGIHOST ANNOUNCES Y/Y YTD 45% INCREASE IN BITCOIN PRODUCTION AND PROVIDES OPERATIONS UPDATE

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Toronto, ON – December 2, 2022 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, is pleased to provide unaudited comparative BTC production results for the month ended November 30, 2022, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

Production Highlights for November 2022

•	Mined 61.32 BTC, resulting in total holdings of 98.38 BTC at the end of November valued at approximately $1.69 million based on a BTC price of $17,169 as of November 30, 2022.

•	Ethereum (“ETH”) holdings of 800.89 ETH at the end of November valued at approximately $1.04 million based on an ETH price of $1,296 as of November 30, 2022.

•	Total digital asset inventory value, consisting of BTC and ETH, of approximately $2.73 million as of November 30, 2022. In addition, the Company held cash of approximately $2.62 million at the end of November. Cash and liquid assets as of November 30, 2022 totalled approximately $5.35 million.

•	Consistent with management’s commitment to avoid equity dilution for its shareholders, the Company sold a portion of its BTC production during November to fully fund its energy costs.

•	The Company’s mining operations continue to remain cash flow positive.

•	Digihost also remains debt free with the exception of approximately $1 million of mortgage debt secured by its Alabama facility.

Year-Over-Year YTD Comparison

On a year-to-date basis, the Company mined approximately 239.33 more BTC as of November 30, 2022, compared to November 2021, representing an increase of approximately 45%.

Figure 1. Year-over-year YTD BTC Production

	YTD 2022	YTD 2021	YTD Increase

Mined BTC	775.30	535.98	239.33
Approximate BTC value	$17,169	$57,005	$(39,837)
Production Value	$13,311,126	$30,553,540	$(17,242,414)

Custodial services for digital currencies

As a result of the potential contagion from the recent collapse of FTX, the Company made the decision to move a majority of its digital currencies to an offline cold storage wallet in order to better safeguard its assets. This change in custodial practices is consistent with the Company’s risk management strategy in the current market environment.

North Tonawanda Power Plant Acquisition Update

The Company continues to move forward with closing documentation and approval requirements related to Digihost’s acquisition of a 60 MW power plant in North Tonawanda, NY (“NT”). Management anticipates this transaction will close in Q1 of 2023 providing the Company with additional computing capacity of approximately 1.04 EH based upon a power generation run rate of approximately 50 MW from the plant.

When combined with Digihost’s current operations total computing capacity from the Company’s New York State (“NY”) operations is projected to be approximately 1.7 EH.

Alabama Site Build-Out

The Alabama Phase 1 build-out is continuing on schedule and on budget, with testing of mining equipment beginning in December. Phase 1, scheduled for completion in Q1 of 2023, will provide the Company with 22 MW of power capacity resulting in additional mining capacity of approximately 550 PH.

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 650 PH/s.

All hosting fees and joint venture profit sharing are treated as production costs in the Company’s consolidated financial statements.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; development of additional facilities to expand operations in Alabama may not be completed on the timelines anticipated by the Company, or at all; the acquisition of North Tonawanda, New York facilities closing on timely basis, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.